Exhibit 21

                      DICKSTEIN PARTNERS INC.


                                                Tel: 212-754-4000
                                                Fax: 212-754-5825


                                    June 14, 1995


Golub Associates Incorporated
230 Park Avenue--21st Floor
New York, NY  10169
Attn:  Lawrence Golub

                              Re:  Equity Investment in
                                   Hills Stores Acquisition

Dear Lawrence:

     As you are aware, Dickstein Partners Inc. and its affiliates ("Dickstein") have made a proposal to acquire, in a merger, all of the outstanding shares of capital stock of Hills Stores Company, a Delaware corporation (the "Company"), for $22 per share in cash and $5 per share in debt securities of a holding company to be formed in connection with the proposed acquisition (the "Acquisition"). Dickstein is prepared to provide up to $55 million of the $75 million of the equity capital (the "Required Equity Capital") Dickstein believes will be required to finance the Acquisition.

     Golub Associates Incorporated ("Equity Participant") has indicated an interest in providing up to 6 2/3% (or $5.0 million) of the Required Equity Capital. The purpose of this letter is to set forth the agreement between Dickstein and Equity
Participant with respect to the foregoing.

     1. Subject to paragraphs 2 and 3 below, in the event Dickstein or any acquisition entity formed by Dickstein (in either event, the "Acquisition Entity") enters into a merger agreement in respect of the Acquisition on substantially the terms as currently proposed, Equity Participant shall contribute to the capital of the Acquisition Entity 6 2/3% of the Required

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Equity Capital and receive a 6 2/3% equity interest in the
Acquisition Entity on the same terms and conditions as Dickstein (except as to fees). If the Required Equity Capital changes, or the consideration proposed to be paid to the Company's shareholders in the Acquisition is increased or the transaction as currently proposed changes in any other material manner, Dickstein shall promptly so notify Equity Participant and Equity Participant would have the option of not continuing in the transaction (hereinafter referred to as the "Termination Option"). Equity Participant will promptly notify Dickstein if, as a result of any such change, Equity Participant is no longer interested in participating in the transaction.

     2. Equity Participant's agreement pursuant to paragraph 1 above is expressly conditioned upon the following:

     (a) the execution of definitive documentation acceptable to Equity Participant in respect of the Acquisition with the cooperation of the Company (including a merger agreement).

     (b) the execution of definitive documentation with respect to the formation of the Acquisition Entity.

     (c)  Equity Participant's approval of the Acquisition
Entity's capital structure.

     (d) the Equity Participant's satisfaction with its due diligence review.

     Equity Participant shall promptly notify Dickstein in writing at such time as the conditions set forth in paragraphs
(b), (c) and (d) above have been satisfied. Upon such written notification Equity Participant shall be deemed to have agreed to firmly provide equity capital as set forth in paragraph 1 above.

     3. In the event the Acquisition Entity enters into and consummates a merger agreement in respect of the Acquisition, and notwithstanding that as of such time Equity Participant has made a firm commitment to provide a portion of the Required Equity, Dickstein shall have the right to terminate all or any portion of such commitment in excess of $1.25 million. If the Acquisition Entity consummates the Acquisition and Dickstein exercises such right, Dickstein shall pay to Equity Participant an amount equal to 4% of the amount of such commitment that Dickstein has elected to terminate.

     4.  Dickstein hereby agrees that if a "Competing
Transaction" (as hereinafter defined) shall be consummated, Dickstein shall pay to Equity Participant the greater of (x)
$25,000 and (y) the product of (i) $5,000 and (ii) the excess of

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the "Per Share Consideration" (as hereinafter defined) over $25.
"Competing Transaction" means any sale of the Company to a person other than Dickstein or any affiliate of Dickstein, including by merger, consolidation or other business combination or any sale of substantially all of the Company's assets or similar transaction. "Per Share Consideration" means the average per share consideration received in a merger and/or tender offer in which Dickstein sells its shares of Common Stock of the Company. In case Dickstein receives securities for all or a portion of its shares, in calculating Per Share Consideration, the value of such securities shall be determined in good faith by the parties based upon all relevant factors.

     5. Equity Participant hereby represents and warrants to Dickstein that neither Equity Participant nor any of Equity Participant's "associates" or "affiliates" (as such terms are defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934) (x) "beneficially owns" (within the meaning of Rule 13d-3 thereunder), or has the current or future right to acquire, any equity securities of the Company or (y) has any understanding or arrangement with anyone (other than Dickstein) concerning any equity securities of or related to the Company. Without the prior written consent of Dickstein unless Equity Participant has first exercised its Termination Option or otherwise has informed Dickstein that it is no longer willing to provide any portion of the required Equity because of the failure of one of the conditions set forth in paragraph 2 above, neither Equity Participant nor any of its associates or affiliates will acquire any equity securities of or related to the Company. This letter shall be of no force or effect if any statement in this paragraph is untrue when made or thereafter ceases to be correct. Equity Participant will promptly notify Dickstein if it becomes aware that any such statement is or becomes incorrect.

     6. Equity Participant understands that Dickstein may publicly disclose the existence and substance of this letter, including, without limitation, any disclosures concerning Equity Participant required pursuant to applicable securities laws. Equity Participant agrees to provide Dickstein with any information about Equity Participant that Dickstein is required to disclose in a judicial or other proceeding or as otherwise may be required by law. During the term of this agreement, Dickstein agrees to provide Equity Participant with a copy of any amendment to its Schedule 13D with respect to its investment in the Company prior to the filing thereof if Equity Participant is named therein. Equity Participant shall have no approval or consent rights with respect thereto and shall hold the information contained therein in the strictest of confidence until any such amendment is filed with the Securities and Exchange Commission.


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     7.  Equity Participant may assign all or any portion of its rights under this agreement to one or more of its affiliates or managed accounts.

     8. Dickstein agrees to indemnify Equity Participant as provided in Schedule A to this letter. The provisions of this paragraph 8 shall survive the termination of this agreement.

     9. In the event that Dickstein enters into an agreement with any other person in respect of such person's equity participation in the Acquisition Entity on terms more favorable to such person than the terms of this letter are to Equity
Participant, the terms of this letter shall be amended to provide for such more favorable terms for the benefit of Equity
Participant.

     10. Dickstein hereby agrees to reimburse Equity Participant for up to $2,500 of reasonable legal fees and expenses incurred by Equity Participant in connection with the negotiation of this letter.


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     If the foregoing accurately reflects your understanding of our agreement, please sign where indicated below. This agreement will expire on September 30, 1995, unless sooner terminated by either party hereto as provided herein.


                                   Very truly yours,

                                   DICKSTEIN PARTNERS INC.


                                   By:________________________


AGREED AND ACKNOWLEDGED:

GOLUB ASSOCIATES INCORPORATED


By:___________________________



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                            EXHIBIT "A"

                         INDEMNITY AGREEMENT

     In consideration of the agreement of Golub Associates Incorporated ("Golub") to undertake certain assignments pursuant to that certain equity participation agreement dated June 14, 1995, by and between Dickstein Partners Inc. and its affiliates ("Dickstein") and Golub (the "Agreement"), Dickstein agrees to indemnify and hold harmless Golub and its affiliates, their respective officers, directors, employees and agents and each person, if any, who controls Golub (collectively the "Indemnified Parties" and individually an "Indemnified Party"), to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation and as incurred, reasonable costs of investigating, preparing or defending, or if not a party, of responding as a witness or as custodian of documents or in any manner related thereto, and reasonable attorneys' fees and expenses incurred in connection therewith) (collectively "Losses") suffered by an Indemnified Party to the extent that such Losses arise out of or are based upon, directly or indirectly, in whole or in part: (i) the Agreement referred to herein; (ii) any use (whether authorized or not) by Dickstein of the commitments of the Indemnified Parties herein; (iii) the performance by the Indemnified Parties, or any of them, of the commitments contemplated in the Agreement; (iv) any transaction contemplated in or by the Agreement or any similar or related transaction; (v) any claim (regardless of the proponent thereof) that the performance of the obligations of the parties under or pursuant to the Agreement was or is unfair, inequitable, fraudulent, a breach of fiduciary or otherwise contrary to law, or involved any alleged omission to state a material fact or any alleged misleading or untrue statement in connection therewith; or (vi) any other claim relating to or involving the transaction referred to in the Agreement or any similar or related transaction which subjects the Indemnified Parties or any of them to any Losses; provided, however, that no Indemnified Party shall be entitled to indemnification by Dickstein hereunder with respect to any Losses arising out of the gross negligence or willful misconduct (as finally determined by a court of competent jurisdiction) of such Indemnified Party.
All such fees and expenses (including any fees and expenses incurred in connection with investigating or preparing to defend such action or proceeding) shall be paid to the Indemnified Party, as incurred, on demand to Dickstein, although if it is determined that the Indemnified Party is not entitled to indemnification, such payments shall be returned by the Indemnified Party.

     If any action or proceeding (including any governmental investigation) shall be brought or asserted against any

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Indemnified Party in respect of which indemnity may be sought from Dickstein, such Indemnified Party shall promptly notify Dickstein in writing and Dickstein shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses related thereto. Failure to promptly notify Dickstein will not relieve Dickstein from any duty to indemnify under this agreement, except if Dickstein's indemnification obligation is materially adversely affected due to any such delay. An Indemnified Party, upon written notice to Dickstein, shall have the right to employ counsel in any action and to participate in the defense thereof and the reasonable fees and expenses of such counsel shall be at the expense of Dickstein only if (a) Dickstein shall have failed promptly to assume the defense of such action or proceeding or (b) the named parties to such action or proceeding have been advised by counsel that the representation by the same counsel would be impermissible due to conflict of interests under applicable standards of professional responsibility; provided that in the case of clause (b) above, the counsel retained by any Indemnified Party must be reasonably acceptable to Dickstein (if any such Indemnified Party notifies Dickstein in writing that it elects to employ separate counsel, Dickstein shall not have the right to assume the defense of such action or proceeding on behalf of such Indemnified Party, provided, however, that Dickstein shall not, in connection with any such action or proceeding or separate but substantially similar or related actions or proceedings, be liable for the fees and expenses of more than one firm of attorneys). Dickstein shall not be liable for any settlement of any such action or proceeding effected without its prior written consent, but if any action or proceeding is settled with its written consent, or if there be a final judgment against the Indemnified Party in any such action or proceeding, Dickstein agrees to indemnify and hold harmless any such Indemnified Party from and against any loss (to the extent and subject to the exceptions stated above) by reason of such settlement or judgment.

     If the indemnification provided for in this Indemnity Agreement is held to be unenforceable although applicable in accordance with its terms to an Indemnified Party under the first paragraph hereof in respect of any Losses, referred to therein, except due to the gross negligence or willful misconduct of the party seeking indemnification, then Dickstein, in lieu of indemnifying such Indemnified Party in full as provided above, agrees that it shall pay 100% of the loss and shall receive from the Indemnified Party as a result of such Losses an amount (a) in such proportion as is appropriate to reflect on the one hand the relative benefits received by Dickstein from the transactions contemplated under the Agreement and on the other hand the relative benefits received by the Indemnified Party for the

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services rendered hereunder or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of Dickstein on the one hand and of the Indemnified Party on the other, as well as any other relevant equitable considerations. Furthermore, the Indemnified Parties, in the aggregate, shall not be required to contribute any amount in excess of the amount of fees received by Golub pursuant to the Agreement.

     The indemnity and contribution obligations of Dickstein under this Indemnity Agreement shall be in addition to any liability or obligation Dickstein may otherwise have to an Indemnified Party. The indemnity and contribution obligations of Dickstein shall remain operative and in full force and effect regardless of (a) any investigation made by or on behalf of any Indemnified Party, (b) any termination of the Agreement, or (c) any termination of the Transactions contemplated by the Agreement, and shall be binding upon and shall inure to the benefit of any successor, assign, heir or personal representative of each Indemnified Party. Terms which are not otherwise defined in this Indemnity Agreement are to have the same meanings as are given defined terms in the Agreement.

                                   Dickstein Partners Inc.


                                   By:______________________

                                      Its:
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